Exhibit 10.1



October 30, 2013

Orchids Paper Products Company
4826 Hunt Street
Pryor, Oklahoma 74361
Attention: Keith R. Schroeder

      Re: Credit Agreement dated as of April 25, 2011, among Orchid Paper Products Company, a Delaware corporation ("Borrower"), the other Loan Parties from time to time a party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (as the same may be amended or modified from time to time, the "Credit Agreement")

Gentlemen:

This is in regard to the above-referenced Credit Agreement. Capitalized terms used but not defined in this waiver letter and amendment have the meanings given to them in the Credit Agreement.

Borrower has asked for an advance waiver of any Default or Event of Default arising solely from (i) Borrower's Capital Expenditures for the fiscal year 2013 exceeding the limitation set forth in Section 6.12 of the Credit Agreement (such 2013 Capital Expenditures, the "Excess Capital Expenditures"), and (ii) any failure to maintain the Fixed Charge Coverage Ratio required under Section 6.13(a) of the Credit Agreement for the period of four consecutive fiscal quarters ending on December 31, 2013 attributable to the Excess Capital Expenditures (both (i) and (ii) in combination, the "Waiver"). The Lender has agreed to grant the Waiver, subject to and contingent upon the execution and delivery of this waiver letter and amendment by the Loan Parties, the Administrative Agent and the Lender.

The Waiver (i) is limited precisely as provided for above and is applicable to the specific factual circumstances and the specific provisions of the Loan Documents described above, (ii) is not, and will not be deemed, a waiver of, amendment to, consent to or modification of any other term or provision of any of the other Loan Documents, (iii) is not, and will not be deemed, a waiver of, amendment to, or consent to or modification of any other event, condition, or transaction on the part of the Borrower or any other Person.

This waiver letter and amendment supplements the Credit Agreement. From and after the date hereof, references in the Credit Agreement to "this Agreement" and like terms will be deemed to be references to the Credit Agreement as supplemented by this waiver letter and amendment, and as otherwise amended, supplemented, restated or otherwise modified from time to time in accordance with the Loan Documents. References in the other Loan Documents to the Credit Agreement will be deemed to be references to the Credit Agreement as supplemented by this waiver letter and amendment and as further amended, supplemented, restated or otherwise modified from time to time. This waiver letter and amendment is a Loan Document executed pursuant to the Credit Agreement and (unless otherwise expressly indicated therein) is to be construed, administered and applied in accordance with the terms and provisions of the Credit Agreement. The Credit Agreement as supplemented by this waiver letter and amendment is ratified and confirmed in all respects, and all other Loan Documents are hereby ratified and confirmed in all respects.

Except as expressly provided hereby, all of the representations, warranties, terms, covenants and conditions of the Credit Agreement and the other Loan Documents remain unamended and unwaived and continue in full force and effect in accordance with their respective terms, including express limitations therein relating to the date on which such representations and warranties were made.

Borrower, for itself and on behalf of its predecessors, successors, assigns, agents, employees, representatives, administrators, subsidiaries, affiliates, employees, servants and attorneys (collectively the "Releasing Parties"), hereby releases and forever discharges the Administrative Agent, and each Lender, and their respective successors, assigns, partners, directors, officers, agents, attorneys, and employees, from any and all claims, demands, cross-actions, controversies, causes of action, damages, rights, liabilities and obligations, at law or in equity whatsoever, known or unknown, whether past, present or future, now held, owned or possessed by the Releasing Parties, or any of them, or which the Releasing Parties or any of them may, as a result of any actions or inactions occurring on or before the date hereof, hereafter hold or claim to hold under common law or statutory right or otherwise, arising, directly or indirectly, out of any of the Loan Documents, or any of the documents, instruments or any other transactions relating thereto or the transactions contemplated thereby or any loan or extension of credit thereunder. Borrower understands and agrees that this is a full, final and complete release and agrees that this release may be pleaded as an absolute and final bar to any or all suit or suits pending or which may hereafter be filed or prosecuted by any of the Releasing Parties, or anyone claiming by, through or under any of the Releasing Parties, in respect of any of the matters released hereby, and that no recovery on account of the matters described herein may hereafter be had from anyone whomsoever, and that the consideration given for this release is no admission of liability.

Please indicate your approval of the terms and provisions hereof by executing the signature pages attached to this letter in the space indicated.

This waiver letter and amendment may be executed in any number of counterparts, all of which together constitute a single instrument. A facsimile copy of this waiver letter and amendment and signatures thereon will be considered for all purposes as an original.

[*SIGNATURE PAGES ATTACHED*]

Yours very truly,

JPMORGAN CHASE BANK, N.A., as Administrative Agent, Lender, Issuing Bank and Swingline Lender

By: /s/ Jennifer L. Kalvaitis
Jennifer L. Kalvaitis, Vice President

SIGNATURE PAGE
WAIVER LETTER AND AMENDMENT

ACCEPTED AND AGREED TO:

                      BORROWER:

                      ORCHIDS PAPER PRODUCTS COMPANY, a Delaware corporation

                      By /s/ Keith R. Schroeder
                               Keith R. Schroeder
                               Chief Financial Officer

SIGNATURE PAGE
WAIVER LETTER AND AMENDMENT